UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

KalVista Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

483497103

(CUSIP Number)

December 28, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483497103	Page 2 of 13

1.	Name of reporting persons Venrock Healthcare Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,916,667[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,916,667[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,916,667[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.6%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 766,792 shares held by Venrock Healthcare Capital Partners III, L.P., (ii) 76,708 shares held by VHCP Co-Investment Holdings III, LLC and (iii) 2,073,167 shares held by Venrock Healthcare Capital Partners EG, L.P.

3	This percentage is calculated based upon 34,102,349 shares of the Issuer’s common stock outstanding as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 27, 2022.

CUSIP No. 483497103	Page 3 of 13

1.	Name of reporting persons VHCP Co-Investment Holdings III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,916,667[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,916,667[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,916,667[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.6%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 766,792 shares held by Venrock Healthcare Capital Partners III, L.P., (ii) 76,708 shares held by VHCP Co-Investment Holdings III, LLC and (iii) 2,073,167 shares held by Venrock Healthcare Capital Partners EG, L.P.

3	This percentage is calculated based upon 34,102,349 shares of the Issuer’s common stock outstanding as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 27, 2022.

CUSIP No. 483497103	Page 4 of 13

1.	Name of reporting persons Venrock Healthcare Capital Partners EG, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,916,667[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,916,667[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,916,667[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.6%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 766,792 shares held by Venrock Healthcare Capital Partners III, L.P., (ii) 76,708 shares held by VHCP Co-Investment Holdings III, LLC and (iii) 2,073,167 shares held by Venrock Healthcare Capital Partners EG, L.P.

3	This percentage is calculated based upon 34,102,349 shares of the Issuer’s common stock outstanding as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 27, 2022.

CUSIP No. 483497103	Page 5 of 13

1.	Name of reporting persons VHCP Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,916,667[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,916,667[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,916,667[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.6%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 766,792 shares held by Venrock Healthcare Capital Partners III, L.P., (ii) 76,708 shares held by VHCP Co-Investment Holdings III, LLC and (iii) 2,073,167 shares held by Venrock Healthcare Capital Partners EG, L.P.

3	This percentage is calculated based upon 34,102,349 shares of the Issuer’s common stock outstanding as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 27, 2022.

CUSIP No. 483497103	Page 6 of 13

1.	Name of reporting persons VHCP Management EG, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,916,667[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,916,667[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,916,667[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.6%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 766,792 shares held by Venrock Healthcare Capital Partners III, L.P., (ii) 76,708 shares held by VHCP Co-Investment Holdings III, LLC and (iii) 2,073,167 shares held by Venrock Healthcare Capital Partners EG, L.P.

3	This percentage is calculated based upon 34,102,349 shares of the Issuer’s common stock outstanding as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 27, 2022.

CUSIP No. 483497103	Page 7 of 13

1.	Name of Reporting Persons Shah, Nimish
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,916,667[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,916,667[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,916,667[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.6%[3]
12.	Type of Reporting Person (See Instructions) IN

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 766,792 shares held by Venrock Healthcare Capital Partners III, L.P., (ii) 76,708 shares held by VHCP Co-Investment Holdings III, LLC and (iii) 2,073,167 shares held by Venrock Healthcare Capital Partners EG, L.P.

3	This percentage is calculated based upon 34,102,349 shares of the Issuer’s common stock outstanding as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 27, 2022.

CUSIP No. 483497103	Page 8 of 13

1.	Name of Reporting Persons Koh, Bong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,916,667[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,916,667[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,916,667[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.6%[3]
12.	Type of Reporting Person (See Instructions) IN

1	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management III, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 766,792 shares held by Venrock Healthcare Capital Partners III, L.P., (ii) 76,708 shares held by VHCP Co-Investment Holdings III, LLC and (iii) 2,073,167 shares held by Venrock Healthcare Capital Partners EG, L.P.

3	This percentage is calculated based upon 34,102,349 shares of the Issuer’s common stock outstanding as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 27, 2022.

CUSIP No. 483497103	Page 9 of 13

Introductory Note: This Schedule 13G is filed on behalf of Venrock Healthcare Capital Partners III, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP III LP”), VHCP Co-Investment Holdings III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment III”), Venrock Healthcare Capital Partners EG, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP EG”), VHCP Management III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management III”), VHCP Management EG, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management EG” and collectively with VHCP III LP, VHCP Co-Investment III, VHCP EG and VHCP Management III, the “Venrock Entities”), Nimish Shah (“Shah”) and Bong Koh (“Koh”) in respect of Common Stock of KalVista Pharmaceuticals, Inc.

Item 1.

(a)	Name of Issuer

KalVista Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices

55 Cambridge Parkway, Suite 901E

Cambridge, Massachusetts 02142

Item 2.

(a)	Name of Person Filing

Venrock Healthcare Capital Partners III, L.P.

VHCP Co-Investment Holdings III, LLC

Venrock Healthcare Capital Partners EG, L.P.

VHCP Management III, LLC

VHCP Management EG, LLC

Nimish Shah

Bong Koh

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:

7 Bryant Park	3340 Hillview Avenue
23rd Floor	Palo Alto, CA 94304
New York, NY 10018

(c)	Citizenship

All of the Venrock Entities were organized in Delaware. The individuals are both United States citizens.

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

483497103

CUSIP No. 483497103	Page 10 of 13

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned as of January 9, 2023:

Venrock Healthcare Capital Partners III, L.P.	2,916,667	(1)
VHCP Co-Investment Holdings III, LLC	2,916,667	(1)
Venrock Healthcare Capital Partners EG, L.P.	2,916,667	(1)
VHCP Management III, LLC	2,916,667	(1)
VHCP Management EG, LLC	2,916,667	(1)
Nimish Shah	2,916,667	(1)
Bong Koh	2,916,667	(1)

(b)	Percent of Class as of January 9, 2023:

Venrock Healthcare Capital Partners III, L.P.	8.6%
VHCP Co-Investment Holdings III, LLC	8.6%
Venrock Healthcare Capital Partners EG, L.P.	8.6%
VHCP Management III, LLC	8.6%
VHCP Management EG, LLC	8.6%
Nimish Shah	8.6%
Bong Koh	8.6%

(c)	Number of shares as to which the person has, as of January 9, 2023:

(i)	Sole power to vote or to direct the vote

Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

(ii)	Shared power to vote or to direct the vote

Venrock Healthcare Capital Partners III, L.P.	2,916,667	(1)
VHCP Co-Investment Holdings III, LLC	2,916,667	(1)
Venrock Healthcare Capital Partners EG, L.P.	2,916,667	(1)
VHCP Management III, LLC	2,916,667	(1)
VHCP Management EG, LLC	2,916,667	(1)
Nimish Shah	2,916,667	(1)
Bong Koh	2,916,667	(1)

(iii)	Sole power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management III, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

CUSIP No. 483497103	Page 11 of 13

(iv)	Shared power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners III, L.P.	2,916,667	(1)
VHCP Co-Investment Holdings III, LLC	2,916,667	(1)
Venrock Healthcare Capital Partners EG, L.P.	2,916,667	(1)
VHCP Management III, LLC	2,916,667	(1)
VHCP Management EG, LLC	2,916,667	(1)
Nimish Shah	2,916,667	(1)
Bong Koh	2,916,667	(1)

(1)	Consists of (i) 766,792 shares held by Venrock Healthcare Capital Partners III, L.P., (ii) 76,708 shares held by VHCP Co-Investment Holdings III, LLC and (iii) 2,073,167 shares held by Venrock Healthcare Capital Partners EG, L.P. VHCP Management III, LLC is the general partner of Venrock Healthcare Capital Partners III, L.P. and the manager of VHCP Co-Investment Holdings III, LLC. VHCP Management EG, LLC is the general partner of Venrock Healthcare Capital Partners EG, L.P. Messrs. Shah and Koh are the voting members of VHCP Management III, LLC and VHCP Management EG, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 483497103	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2023

Venrock Healthcare Capital Partners III, L.P.

By:	VHCP Management III, LLC
Its:	General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp
Its:	Authorized Signatory

VHCP Co-Investment Holdings III, LLC

By:	VHCP Management III, LLC
Its:	Manager

By:	/s/ David L. Stepp
Name:	David L. Stepp
Its:	Authorized Signatory

VHCP Management III, LLC

By:	/s/ David L. Stepp
Name:	David L. Stepp
Its:	Authorized Signatory

Venrock Healthcare Capital Partners EG, L.P.

By:	VHCP Management EG, LLC
Its:	General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp
Its:	Authorized Signatory

VHCP Management EG, LLC

By:	/s/ David L. Stepp
Name:	David L. Stepp
Its:	Authorized Signatory

Nimish Shah

/s/ David L. Stepp
David L. Stepp, Attorney-in-fact

Bong Koh

/s/ David L. Stepp
David L. Stepp, Attorney-in-fact

CUSIP No. 483497103	Page 13 of 13

EXHIBITS

A:	Joint Filing Agreement

B:	Power of Attorney for Nimish Shah (incorporated by reference to Exhibit B to the Schedule 13G filed by the Reporting Persons on August 9, 2018)

C:	Power of Attorney for Bong Koh (incorporated by reference to Exhibit C to the Schedule 13G filed by the Reporting Persons on August 9, 2018)

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of KalVista Pharmaceuticals, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 9th day of January, 2023.

Venrock Healthcare Capital Partners III, L.P.

By:	VHCP Management III, LLC
Its:	General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp
Its:	Authorized Signatory

VHCP Co-Investment Holdings III, LLC

By:	VHCP Management III, LLC
Its:	Manager

By:	/s/ David L. Stepp
Name:	David L. Stepp
Its:	Authorized Signatory

VHCP Management III, LLC

By:	/s/ David L. Stepp
Name:	David L. Stepp
Its:	Authorized Signatory

Venrock Healthcare Capital Partners EG, L.P.

By:	VHCP Management EG, LLC
Its:	General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp
Its:	Authorized Signatory

VHCP Management EG, LLC

By:	/s/ David L. Stepp
Name:	David L. Stepp
Its:	Authorized Signatory

Nimish Shah

/s/ David L. Stepp
David L. Stepp, Attorney-in-fact

Bong Koh

/s/ David L. Stepp
David L. Stepp, Attorney-in-fact